Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 31, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on July 31, 2006, entitled "Continued high earnings".

CONTINUED HIGH EARNINGS
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MATTERS
    FORWARD LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME - USGAAP
    CONSOLIDATED BALANCE SHEETS - USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. SHAREHOLDERS' EQUITY
        3. SEGMENTS
        4. INVENTORIES
        5. EMPLOYEE RETIREMENT PLANS
        6. FINANCIAL ITEMS
        7. COMMITMENTS AND CONTINGENT LIABILITIES
        8. SUBSEQUENT EVENTS AND BUSINESS DEVELOPMENTS
        9. RECONCILIATION BETWEEN USGAAP AND NGAAP

SIGNATURES

Press release:
    CONTINUED HIGH EARNINGS

GROUP BALANCE SHEET

CONTINUED HIGH EARNINGS

Statoil's second quarter 2006, operating and financial review

Statoil's net income in the second quarter of 2006 amounted to NOK 9.7 billion, compared to NOK 6.8 billion in the second quarter of 2005. In the first six months of 2006, net income was NOK 20.0 billion compared to NOK 13.5 billion in the first six months of 2005.

"The second quarter is characterised by continued high earnings mainly driven by strong oil markets. Industrially we have delivered important milestones in our international business, a high level of exploration activity and a strong downstream performance," says chief executive Helge Lund.

Mr Lund calls particular attention to the group's achievements relating to the start-up of production on In Amenas in Algeria, lifting of the first Caspian oil cargo via the Baku-Tbilisi-Ceyhan oil pipeline (BTC) at the Turkish port of Ceyhan, and approval by the U.S. Federal Energy Regulatory Commission's (FERC) of Cove Point terminal expansion in Maryland.

"I am pleased that we're continuing to report high earnings in a competitive market," says Mr Lund. "It's also encouraging to see that we're making progress towards our goal for health, safety and environmental indicators. The frequency of serious incidents has been halved since 2001."

The 44% increase in net income from the second quarter of 2005 to the second quarter of 2006 was mainly due to:

  A 33% increase in the average realised oil price measured in NOK
  A 34% increase in natural gas prices measured in NOK
  Improved downstream results; and
  Increased contribution from net financial items.
The increase in income was partly offset by a 3% decrease in oil and gas liftings.

Strong return on average capital employed after tax
Return on average capital employed after tax (ROACE) (1) for the 12 months ended 30 June 2006 was 30.4%, compared to 25.5% for the 12 months ended 30 June 2005. This increase was mainly due to higher oil and gas prices, improved downstream results, as well as an increase in lifting of oil and gas in the period. ROACE is defined as a non-GAAP financial measure (3).

Higher earnings per share
In the second quarter of 2006, earnings per share were NOK 4.50 (USD 0.72) compared to NOK 3.12 (USD 0.48) in the second quarter of 2005. For the first six months of 2006, earnings per share were NOK 9.24 (USD 1.49), compared to NOK 6.24 (USD 0.95) for the same period in 2005.

Increased income before financial items, income taxes and minority interest
Income before financial items, income taxes and minority interest in the second quarter of 2006 was NOK 29.8 billion compared to NOK 21.9 billion in the second quarter of 2005. The increase was mainly due to a 33% increase in the average oil price and a 34% increase in gas prices, both measured in NOK, as well as an increase in downstream results of NOK 1.2 billion and an increase in other income of NOK 0.6 billion related to sales and exchanges of assets. The increase in income before financial items, income taxes and minority interest was partly offset by a decrease in oil and gas liftings of 3%.

In the first half of 2006, income before financial items, income taxes and minority interest was NOK 60.8 billion compared to NOK 43.4 billion in the first half of 2005. The increase was mainly due to a 36% increase in the average oil price measured in NOK, a 45% increase in gas prices measured in NOK as well as a NOK 1.1 billion increase in other income related to sales and exchanges of assets. The increases in both the second quarter and first half of 2006 were partly offset by an increase in expenses compared to the same periods in 2005, mainly due to higher activity. Reduced equity in net income of affiliates of NOK 0.5 billion was mainly due to the fact that our ownership share in Borealis was sold in the fourth quarter of 2005.

USGAAP income statement

		Second quarter				First half			Full year
	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Sales	105,295	93,061	13%	16,923	213,692	175,709	22%	34,345	384,653
Equity in net income of affiliates	136	318	(57%)	22	223	754	(70%)	36	1,090
Other income	642	29	2114%	103	1,175	67	1654%	189	1,668

Total revenues	106,073	93,408	14%	17,048	215,090	176,530	22%	34,569	387,411

Cost of goods sold	60,379	57,385	5%	9,704	121,521	105,393	15%	19,531	230,721
Operating expenses	7,990	7,092	13%	1,284	16,308	14,289	14%	2,621	30,243
Selling, general and administrative expenses	1,762	1,684	5%	283	3,885	3,118	25%	624	7,189
Depreciation, depletion and amortisation	4,994	4,501	11%	803	10,385	8,972	16%	1,669	20,962
Exploration expenses	1,167	861	36%	188	2,233	1,385	61%	359	3,253

Total expenses before financial items	76,292	71,523	7%	12,262	154,332	133,157	16%	24,804	292,368

Income before financial items, income taxes and minority interest	29,781	21,885	36%	4,786	60,758	43,373	40%	9,765	95,043

Net financial items	2,567	(819)	413%	413	4,200	(2,550)	265%	675	(3,512)

Income before income taxes and minority interest	32,348	21,066	54%	5,199	64,958	40,823	59%	10,440	91,531

Income taxes	(22,319)	(14,112)	58%	(3,587)	(44,532)	(26,946)	65%	(7,157)	(60,036)
Minority interest	(280)	(204)	37%	(45)	(414)	(354)	17%	(67)	(765)

Net income	9,749	6,750	44%	1,567	20,012	13,523	48%	3,216	30,730

Income before financial items, income taxes and minority interest for the		Second quarter				First half			Full year
segments	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

E&P Norway	21,620	17,106	26%	3,475	44,870	33,578	34%	7,212	74,132
International E&P	2,992	2,236	34%	481	6,510	3,863	69%	1,046	8,364
Natural Gas	2,390	1,117	114%	384	5,745	2,672	115%	923	5,901
Manufacturing & Marketing	2,766	1,575	76%	445	3,993	3,512	14%	642	7,593
Other	13	(149)	109%	2	(360)	(252)	(43%)	(58)	(947)

Income before financial items, income taxes and minority interest	29,781	21,885	36%	4,786	60,758	43,373	40%	9,765	95,043

Financial data

		Second quarter				First half			Full year
	2006	2005		2006	2006	2005		2006	2005
	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Weighted average number of ordinary shares outstanding	2,165, 208,287	2,165, 828,391			2,165, 262,582	2,165, 929,863			2,165, 740,054
Earnings per share	4.50	3.12	44%	0.72	9.24	6.24	48%	1.49	14.19
ROACE (last 12 months)	30.4%	25.5%			30.4%	25.5%			27.6%
Cash flows provided by operating activities (billion)	16.8	20.6	(18%)	2.7	35.2	39.1	(10%)	5.7	56.3
Gross investments (billion)	11.0	21.9	(50%)	1.8	20.6	28.6	(28%)	3.3	46.2
Net debt to capital employed ratio	11.1%	27.7%			11.1%	27.7%			15.1%

Operational data

		Second quarter				First half			Full year
	2006	2005	Change		2006	2005	Change		2005

Average oil price (USD/bbl)	68.5	50.3	36%		64.5	48.4	33%		53.6
NOK/USD average daily exchange rate	6.23	6.39	(3%)		6.46	6.34	2%		6.45
Average oil price (NOK/bbl) [4]	427	321	33%		417	307	36%		345
Gas prices (NOK/scm)	1.77	1.32	34%		1.91	1.32	45%		1.45
Refining margin, FCC (USD/boe) [5]	9.7	8.2	18%		7.8	6.6	18%		7.9
Total oil and gas production (1,000 boe/day) [6]	1,076	1,128	(5%)		1,156	1,158	0%		1,169
Total oil and gas liftings [7]	1,104	1,142	(3%)		1,168	1,165	0%		1,166
Production cost (NOK/boe, last 12 months)	24.2	21.7	12%		24.2	21.7	12%		22.3
Production cost normalized (NOK/boe, last 12 months) [8]	23.7	21.4	11%		23.7	21.4	11%		22.0

* Solely for the convenience of the reader, the figures for the second quarter and the first half of 2006 have been translated into US dollars at the rate of NOK 6.2220 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 30 June 2006.

Reduced oil and gas production
Total oil and gas production in the second quarter of 2006 was 1,076,000 barrels of oil equivalent (boe) per day, compared to 1,128,000 boe per day in the second quarter of 2005. The decrease of 5% was mainly related to expected decline in oil production at mature fields on the NCS, reduced production at Visund due to an unplanned shut-down as well as more down-time at our installations due to maintenance. The decrease in oil and gas production from the NCS was partly offset by increased production from International E&P due to production from new fields. In the first half of 2006 total oil and gas production was 1,156,000 boe per day, compared to 1,158,000 boe per day in the first half of 2005. Production sharing agreement (PSA) effects affected our production both in the second quarter and in the first half of 2006, as described below.

Based on an oil price of USD 60 per barrel in 2006 Statoil's oil and gas production is expected to be in the range of 1,175,000-1,200,000 boe per day in 2006.

Statoil's oil and gas production target for 2007 is based on an average oil price of 30 USD per barrel (bbl) in the period 2005-2007. Based on the actual oil and gas prices, the group's estimated average reduction in entitlement production under PSAs for the first six months of 2006 was 19,000 boe per day (10).

Total oil and gas liftings in the second quarter of 2006 were 1,104,000 boe per day, compared to 1,142,000 boe per day in the same period of 2005. This is equivalent to an overlift of 28,000 boe per day in the second quarter of 2006. In the first half of 2006, total oil and gas liftings were 1,168,000 boe per day compared to 1,165,000 boe per day in the corresponding period of 2005.

Increased exploration activity
Exploration expenditure in the second quarter of 2006 was NOK 1.9 billion, compared to NOK 1.3 billion in the second quarter of 2005. In the first half of 2006 the exploration expenditure was NOK 3.5 billion, compared to NOK 2.0 billion in the first half of 2005. The increase in exploration expenditure was mainly due to higher activity and generally more expensive wells.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure. Exploration expenses in the second quarter of 2006 amounted to NOK 1.2 billion, compared to NOK 0.9 billion in the second quarter of 2005. The increase in exploration expenses of NOK 0.3 billion is mainly due to increased exploration activity.

		Second quarter				First half			Full year
Exploration	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

Exploration expenditure (activity)	1,857	1,284	45%	298	3,512	2,014	74%	564	4,337
Expensed, previously capitalised exploration expenditure	106	105	1%	17	180	131	37%	29	158
Capitalised share of current period's exploration activity	(796)	(528)	(51%)	(128)	(1,459)	(760)	(92%)	(234)	(1,242)

Exploration expenses	1,167	861	36%	188	2,233	1,385	61%	359	3,253

A total of seven exploration and appraisal wells were completed in the second quarter of 2006, two on the Norwegian Continental Shelf (NCS) and five internationally. Both wells on the NCS are confirmed discoveries. One dry exploration extension on the NCS was also completed in the second quarter of 2006. The number of exploration wells completed in the second quarter of 2005 was four.

In the first half of 2006 a total of 13 exploration and appraisal wells were completed, five on the NCS and eight internationally. Three exploration extension wells were drilled in the same period. Six of the exploration and appraisal wells are confirmed discoveries, of which three at the NCS and three internationally. One of the exploration extensions resulted in a discovery.

Production cost per boe was NOK 24.2 for the 12 months ended 30 June 2006, compared to NOK 21.7 for the 12 months ended 30 June 2005 (8).

Normalised at a NOK/USD exchange rate of 6.00 and adjusted for the estimated volume reduction due to PSA effects, the production cost for the 12 months ended 30 June 2006 was NOK 23.7 per boe, compared to NOK 21.4 per boe for the 12 months ended 30 June 2005 (2). For an explanation and calculation of the normalised production unit cost, see - Use and reconciliation of non-GAAP financial measures below.

The 2007 target for production cost per boe is based on an average oil price of 30 USD per bbl in the period 2005-2007. Based on realised oil and gas prices, the estimated PSA effect on production unit cost for the second quarter of 2006 was NOK 0.18 per boe (10).

The production unit cost, both actual and normalised, has increased, mainly due to a higher activity level, increasing industry cost pressure as well as a higher share of international production, which on average has a higher production cost per boe than our production on the NCS.

Net financial items amounted to an income of NOK 2.6 billion in the second quarter of 2006 compared to an expense of NOK 0.8 billion in the second quarter of 2005. Net financial items in the first half of 2006 was an income of NOK 4.2 billion, compared to an expense of NOK 2.6 billion in the first half of 2005.

The positive result was mainly due to currency gains, due to a strengthening of the NOK versus the USD in the second quarter of 2006, compared to currency losses due to weakening of the NOK versus the USD in the second quarter of 2005. Most of the currency effects relate to Statoil's short-term NOK hedging policy and unrealised effects on long-term USD debt.

Exchange rates	30.06.2006	31.03.2006	31.12.2005	30.06.2005	31.03.2005	31.12.2004

NOK/USD	6.24	6.58	6.77	6.55	6.33	6.04

Income taxes in the second quarter of 2006 were NOK 22.3 billion, equivalent to a tax rate of 69.0%. Income taxes in the second quarter of 2005 were NOK 14.1 billion, equivalent to a tax rate of 67.0%. The tax rate increased in the second quarter of 2006 compared with the second quarter of 2005 mainly due to the negative effect of tax on net financial items and reduced effect of uplift due to increased income.

For the first half of 2006 income taxes were NOK 44.5 billion, with a corresponding tax rate of 68.6%. In comparison, income taxes in the first half of 2005 were NOK 26.9 billion with a corresponding tax rate of 66.0%. The increased tax rate is mainly due to relatively lower effect of income generated outside the NCS and uplift due to increased income. The uplift reduces the basis on which the tax on the NCS is calculated, and hence the effective tax rate. However, the relative effect of the uplift is reduced by higher oil prices.

Capital distribution & dividend policy
On 10 May 2006 the annual general meeting authorised Statoil's board of directors to acquire up to 50 million Statoil shares in the market at a price of between NOK 50 and NOK 500 per share for subsequent annulment. The authorisation is valid until the next ordinary general meeting. Statoil entered into an agreement in March 2006 with the Norwegian state, which currently holds 70.9 per cent of our shares, pursuant to which the state has agreed to redeem an amount of its shares proportional to the amount of Statoil shares we may purchase under the authorisation. As a result, the Norwegian state's ownership interest will remain unchanged. The potential maximum total buy-back and subsequent annulment could therefore involve up to 171,798,603 shares, or approximately 7.9 per cent of the company's current share capital. The resolution to annul shares will be made by a later general meeting, and requires a two-thirds majority vote of the aggregate number of votes cast, as well as a two-thirds majority of the share capital represented at the general meeting. Under its agreement with Statoil, the Norwegian state has also agreed to vote in favour of the annulment resolution.

Statoil views the buy-back of shares as a flexible and efficient way to complement cash dividends as part of the return to shareholders. It is Statoil's intention to pursue gradual implementation of the share buy-back authorisation, and it is therefore not likely that the authorisation will be fully utilised prior to its expiration. As of 30 June 2006 no shares had been acquired under this authorisation.

Following the buy-back authorisation, Statoil's board of directors have consequently modified the dividend policy to among other reflect Statoil's ambition to return capital to shareholders through a combination of cash dividends and share repurchases. For more information on our dividend policy, see Item 8 - Financial Information - Dividend Policy in Statoil's 2005 Annual Report on Form 20-F.

IFRS - New accounting standard
In accordance with Norwegian requirements, Statoil will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union from 1 January 2007. Effective from that date, Statoil will also adopt IFRS as its primary accounting principles. Consequently, the company will from the same point in time start applying the reconciliation model in its USGAAP reporting, representing a change from its current full USGAAP reporting.

Positive development of HSE results
Overall, Statoil's HSE indicators in the second quarter of 2006 showed a positive trend compared to the corresponding period in 2005. The frequency of serious incidents was reduced in the second quarter of 2006 compared to the second quarter of 2005. Since 2001 the frequency of serious incidents has been halved.

Statoil's goal for health, safety and the environment is zero harm. The group strives to achieve this through the safe behaviour programme, a large-scale safety training programme, and through cooperation with our suppliers and strong involvement by management.

	Second quarter		First half		Year
HSE	2006	2005	2006	2005	2005

Total recordable injury frequency	5.1	5.4	5.4	5.4	5.1
Serious incident frequency	1.9	2.1	2.0	2.6	2.3
Unintentional oil spills (number)	53	154	137	251	534
Unintentional oil spills (volume, scm)	3	52	16	73	442

Important events
Recent important events include the following:

  On 28 May, the filling of the Baku-Tbilisi-Ceyhan (BTC) oil pipeline was completed. The first Statoil cargo was lifted at the port of Ceyhan in the beginning of July.
  On 15 June, the US Federal Energy Regulatory Commission (FERC) approved the application for expansion of the re-gasification capacity for liquefied natural gas (LNG) at the Dominion Cove Point terminal on the US east coast, where Statoil has a long-term capacity contract.
  On 23 June, the Algerian In Amenas gas project, which is a joint development with the Algerian state energy company Sonatrach and BP, commenced production.
  On 21 June Statoil entered into an agreement to sell Statoil Ireland to Topaz, a financial consortium lead by Ion Equity. The sale is expected to provide a gain of approximately NOK 0.6 billion.
  On 14 June Statoil ASA's corporate assembly elected representatives of the owners and employees to the group's board of directors. Jannik Lindbæk was re-elected as chair and Kaci Kullmann Five was re-elected as deputy chair. Grace Reksten Skaugen, Ingrid Wiik, Knut Åm and Finn Hvistendahl were re-elected as directors and Marit Arnstad was elected as a new director. Lill Heidi Bakkerud and Morten Svaan were re-elected as employee-elected directors, while Claus Clausen was elected as a new employee-elected director.

Oslo, 28 July 2006
Board of directors

E&P NORWAY

		Second quarter				First half			Full year
	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	28,519	22,801	25%	4,584	58,521	44,953	30%	9,405	97,623

Operating, general and administrative expenses	3,146	2,347	34%	506	5,959	4,747	26%	958	10,223
Depreciation, depletion and amortisation	2,967	2,834	5%	477	6,231	5,830	7%	1,001	11,450
Exploration expenses	786	514	53%	126	1,461	798	83%	235	1,818

Total expenses	6,899	5,695	21%	1,109	13,651	11,375	20%	2,194	23,491

Income before financial items, income taxes and minority interest	21,620	17,106	26%	3,475	44,870	33,578	34%	7,212	74,132

Operational data
Oil price (USD/bbl)	69.0	51.0	35%		65.2	49.1	33%		54.1

Liftings:
Oil (1,000 bbl/day)	525	574	(9%)		542	588	(8%)		562
Natural gas (1,000 boe/day)	391	391	0%		438	413	6%		423
Total oil and natural gas liftings (1,000 boe/day)	916	965	(5%)		980	1 001	(2%)		984

Production:
Oil (1,000 bbl/day)	496	561	(12%)		529	577	(8%)		562
Natural gas (1,000 boe/day)	391	391	0%		438	413	6%		423
Total oil and natural gas production (1,000 boe/day)	887	952	(7%)		966	990	(2%)		985

Income before financial items, income taxes and minority interest for E&P Norway in the second quarter of 2006 was 21.6 billion compared to NOK 17.1 billion in the second quarter of 2005. The increase was primarily due to a 32% increase in the segment oil price measured in NOK, which contributed NOK 5.0 billion, a 30% increase in the transfer price of natural gas, which contributed NOK 1.6 billion. In addition a gain of NOK 0.6 billion was recorded as a consequence of a cash settlement received following the redetermination of the ownership interests in the Snorre field. The increases were partly offset by a 9% decrease in lifted volumes of oil, which reduced income by NOK 1.5 billion and, an increase of NOK 0.8 billion in operating, general and administrative expenses, mainly due to higher transportation cost and operating plant cost in the second quarter of 2006 and reversal of rig accruals in the second quarter last year. In addition there was an increase of NOK 0.3 billion in exploration expenses and an increase of NOK 0.1 billion in depreciation, depletion and amortisation.

In the first half of 2006 income before financial items, income taxes and minority interest was NOK 44.9 billion, compared to NOK 33.6 billion in the first half of 2005. The change was mainly due to a 35% increase in oil prices measured in NOK contributing NOK 10.8 billion, a 34% increase in the transfer price of natural gas, which contributed NOK 4.0 billion, a 6% increase in lifted volumes of natural gas, which contributed NOK 0.7 billion, as well as a gain of NOK 0.6 billion described in the paragraph above. This was partly offset by a 2% decrease in lifted volumes of oil, which reduces income by NOK 2.6 billion and an increase of NOK 1.2 billion in operating, general and administrative expenses, mainly due to higher transportation cost and operating plant cost in the first half of 2006 and reversal of rig accruals in the first half of 2005. In addition there was an increase of NOK 0.7 billion in exploration expenses and an increase of NOK 0.4 billion in depreciation, depletion and amortisation.

Average daily lifting of oil was 525,000 bbl per day in the second quarter of 2006 compared to 574,000 bbl per day in the second quarter of 2005, while average daily production of oil was 496,000 bbl per day in the second quarter of 2006, compared to 561,000 bbl per day in the second quarter of 2005.

The reduction of 66,000 bbl in average daily production of oil from the second quarter of 2005 to the second quarter of 2006 was mainly related to an expected decline on mature oil fields and reduced oil production on the Visund field due to an unplanned shut-down from January until June caused by a gas leak. In the second quarter of 2006, the negative effect on production caused by turnarounds was higher than in the same quarter last year. This was partly offset by increased volumes from Kristin and Urd, which both came on stream at the beginning of November 2005.

In the first half of 2006 average daily lifting of oil was 542,000 boe per day compared to 588,000 boe per day in the first half of 2005. Average daily oil production in the first half of 2006 was 529,000 boe per day compared to 577,000 boe per day in the first half of 2005.

Average daily gas production was 391,000 boe per day in the second quarter of 2006, the same as in the second quarter of 2005.

In the first half of 2006, average daily gas production was 438,000 boe per day compared to 413,000 boe per day in the first half of 2005. The increase in production was mainly due to higher customer offtake under existing long-term contracts than in the first half of 2005 and an increase in long-term contracted volumes.

Exploration expenditure (including capitalised exploration expenditure) amounted to NOK 1.0 billion in the second quarter of 2006, compared to NOK 0.7 billion in the second quarter of 2005. In the first half of 2006 exploration expenditure was NOK 1.9 billion, compared to NOK 1.0 billion in the first half of 2005.

Exploration expenses were NOK 0.8 billion in the second quarter of 2006, compared to NOK 0.5 billion in the second quarter of 2005. Exploration expenses in the first half of 2006 were NOK 1.5 billion compared to NOK 0.8 billion in the first half of 2005.

The main reasons for the increase in both exploration expenditure and expenses in both periods were higher drilling and seismic activity and generally more expensive wells.

In the second quarter of 2006, Statoil participated in the drilling and completion of two exploration and appraisal wells, of which both wells resulted in discoveries. Oil and gas was discovered in PL025 Gudrun, while PL050 Apollo was an oil discovery. One exploration extension well was completed in the second quarter of 2006, PL050 N4 Lower Brent, which was dry. Three exploration and appraisal wells were completed in the second quarter of 2005.

In the first half of 2006 five exploration and appraisal wells and three exploration extensions have been completed on the NCS, of which three exploration and appraisal wells and one exploration extension resulted in discoveries. Drilling in six wells was ongoing at the end of the quarter.

INTERNATIONAL E&P

		Second quarter				First half			Full year
	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	5,989	4,287	40%	963	12,428	7,443	67%	1,997	19,563

Operating, general and administrative expenses	1,156	828	40%	186	2,373	1,434	65%	381	3,491
Depreciation, depletion and amortisation	1,460	876	67%	235	2,773	1,559	78%	446	6,273
Exploration expenses	381	347	10%	61	772	587	32%	124	1,435

Total expenses	2,997	2,051	46%	482	5,918	3,580	65%	951	11,199

Income before financial items, income taxes and minority interest	2,992	2,236	34%	481	6,510	3,863	69%	1,046	8,364

Operational data
Oil price (USD/bbl)	66.3	46.6	42%		61.8	44.5	39%		51.0

Liftings:
Oil (1,000 bbl/day)	146	127	15%		148	116	27%		139
Natural gas (1,000 boe/day)	42	50	(16%)		40	48	(15%)		43
Total oil and natural gas liftings (1,000 boe/day)	188	177	7%		188	164	15%		182

Production:
Oil (1,000 bbl/day)	147	126	17%		149	121	24%		142
Natural gas (1,000 boe/day)	42	50	(16%)		40	48	(15%)		43
Total oil and natural gas production (1,000 boe/day)	189	175	8%		190	169	13%		184

Income before financial items, income taxes and minority interest for International E&P was NOK 3.0 billion in the second quarter of 2006 compared to NOK 2.2 billion in the second quarter of 2005. The increase was mainly related to a 7% increase in lifted volumes, which contributed with NOK 0.4 billion, as well as an increase in the realised oil and gas prices for International E&P measured in NOK, which contributed positively with NOK 1.8 billion. This was partly offset by a NOK 0.5 billion effect of cargoes in transit and a NOK 0.3 billion increase in operating, general and administrative expenses, as well as a NOK 0.6 billion increase in depreciation. The depreciations increased both in the second quarter and in the first half of 2006 largely due to a reduction in the proved reserves estimate which implies higher depreciation on the PSAs in Angola and Algeria in 2006. Higher production also contributed to the increase in depreciation.

Income before financial items, income taxes and minority interest in the first half of 2006 was NOK 6.5 billion compared to NOK 3.9 billion in the corresponding period of 2005. The increase was mainly related to a 15% increase in lifting, contributing NOK 1.4 billion, as well as a 39% increase in realised oil and gas prices for International E&P measured in NOK, contributing NOK 3.6 billion. This was partly offset by cargoes in transit with NOK 0.6 billion effect and a NOK 0.9 billion increase in operating, general and administrative expenses, as well as a NOK 1.2 billion increase in depreciation.

Average daily lifting of oil increased from 127,000 bbl per day in the second quarter of 2005 to 146,000 bbl per day in the second quarter of 2006. In the first half of 2006 average daily lifting of oil increased to 148,000 bbl per day, compared to 116,000 bbl per day in the first half of 2005. Average daily production of oil increased from 126,000 bbl per day in the second quarter of 2005 to 147,000 bbl per day in the second quarter of 2006. The average daily oil production in the first half of 2006 was 149,000 bbl per day, compared to 121,000 bbl per day in the first half of 2005.

The increase in oil production from the second quarter of 2005 to the second quarter of 2006 was mainly related to the start-up of new fields such as Kizomba B and the West Azeri part of the ACG field, which came on stream in the third and fourth quarter of 2005 respectively, but was partly offset by lower production from Girassol/Jasmim due to a once five-yearly maintenance stop in May/June 2006 as well as lower entitlement production under the PSA.

Average daily gas production was 42,000 boe per day in the second quarter of 2006 compared to 50,000 boe per day in the second quarter of 2005. For the first six months of 2006 average daily gas production was 40,000 boe per day compared to 48,000 boe per day during the corresponding period of last year. The decrease in gas production was mainly attributable to decreased gas entitlement from the In Salah field due to PSA effects as well as lower offtake in the second quarter of 2006.

Exploration expenditure (including capitalised exploration expenditure) was NOK 0.8 billion in the second quarter of 2006 compared to NOK 0.6 billion in the second quarter of 2005. Exploration expenditure for the first half of 2006 was NOK 1.6 billion compared to NOK 1.0 billion in the corresponding period of 2005. Exploration expenses were NOK 0.4 billion in the second quarter of 2006 compared to NOK 0.3 billion in the corresponding period of 2005. Exploration expenses were NOK 0.8 billion in the first half of 2006 compared to NOK 0.6 billion in the first half of 2005. Increased exploration expenses were mainly due to increased exploration activity and generally more expensive wells.

During the second quarter of 2006, five exploration and appraisal wells were completed internationally. The wells were the Astraea-2 and Mimas-1 well in block 31 in Angola, the Kiniun-1 in block OPL 324 in Nigeria and the Tucker well and Jack well test in the US Gulf of Mexico. The Claymore-1 well in the US Gulf of Mexico is a gas discovery, and sidetrack drilling is currently ongoing. One exploration well was completed in the second quarter of 2005. In the first half of 2006, eight wells have been completed internationally, of which three wells are confirmed discoveries. Drilling in seven wells was ongoing at the end of the quarter.

On 28 May, the filling of the BTC oil pipeline was completed. Statoil has an 8.71% interest in this pipeline, which transports oil from the BP-operated field Azeri-Chirag-Gunashli (ACG) where Statoil has an interest of 8.56%. The first Statoil cargo was lifted at the port of Ceyhan in the beginning of July.

On 23 June, the Algerian In Amenas gas project, which is a joint development with the Algerian state energy company Sonatrach and BP, commenced production. In Amenas is the largest wet gas joint development project in Algeria and is located approximately 850 kilometres south of Hassi Messaoud. The project includes development of four primary gas fields plus gas gathering and processing facilities.

On 6 July, the Ministry of Energy and Petroleum in Venezuela authorised an 8 month extension to complete the minimum exploration programme in block 4 on Plataforma Deltana. The extension is effective from 27 February, 2007. Statoil is committed to drilling three exploration wells during the license period.

NATURAL GAS

		Second quarter				First half			Full year
	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	13,169	9,288	42%	2,117	30,281	19,503	55%	4,867	45,823

Cost of goods sold	8,612	6,164	40%	1,384	19,819	12,756	55%	3,185	30,826
Operating, selling and administrative expenses	1,971	1,817	8%	317	4,290	3,695	16%	689	8,321
Depreciation, depletion and amortisation	196	190	3%	32	427	380	12%	69	775

Total expenses	10,779	8,171	32%	1,732	24,536	16,831	46%	3,943	39,922

Income before financial items, income taxes and minority interest	2,390	1,117	114%	384	5,745	2,672	115%	923	5,901

Operational data
Natural gas sales (Statoil equity) (bcm)	5.7	5.7	0%		12.6	11.9	6%		24.6
Natural gas sales (third-party volumes) (bcm)	0.8	0.4	113%		1.7	1.0	77%		2.6
Natural gas sales (bcm)	6.4	6.0	7%		14.3	12.8	11%		27.3
Natural gas price (NOK/scm)	1.77	1.32	34%		1.91	1.32	45%		1.45
Transfer price natural gas (NOK/scm)	1.27	0.98	30%		1.26	0.94	34%		1.04
Regularity at delivery point (%)	100%	100%	0%		100%	100%	0%		100%

Income before financial items, income taxes and minority interest for Natural Gas was NOK 2.4 billion in the second quarter of 2006 compared to NOK 1.1 billion in the second quarter of 2005. The increase of NOK 1.3 billion was mainly due to higher prices of natural gas and higher sales volumes. This was partly offset by increased cost of goods sold related to an increased transfer price for natural gas from E&P Norway. Operating, selling and administrative expenses increased in the second quarter of 2006, due to increased volume sold.

Income before financial items, income taxes and minority interest for the first half of 2006 was NOK 5.7 billion, compared to NOK 2.7 billion in the first half of 2005. The increase of NOK 3.0 billion was mainly due to higher prices of natural gas and higher sales volumes. This was partly offset by increased cost of goods sold related to an increased transfer price for natural gas from E&P Norway. Operating, selling and administrative expenses increased in the first half of 2006, due to increased volume sold.

Natural gas sales for the second quarter of 2006 were 6.4 billion standard cubic metres (bcm), including sales of third-party LNG, compared to 6.0 bcm in the second quarter of 2005, an increase of 7%. Of the total gas sales in the second quarter of 2006, 5.7 bcm was equity gas. The sales of natural gas from the In Salah field are reported by the International E&P segment. In the first half of 2006, natural gas sales were 14.3 bcm, including sales of third-party LNG, compared to 12.8 bcm in the first half of 2005. Of the total gas sales in the first half of 2006, equity gas was 12.6 bcm.

The average price for gas piped to Europe in the second quarter of 2006 was NOK 1.77 per standard cubic metre (scm), compared to NOK 1.32 per scm in the second quarter of 2005, an increase of 34%. The price increase was mainly due to an increase in fueloil and gasoil prices and an increase in gas prices in the UK market. The gas price was 45% higher in the first half of 2006 compared to the first half of 2005.

The cost of goods sold for the second quarter of 2006 increased by 40% compared to the second quarter of 2005, mainly due to a higher transfer price. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.27 per scm in the second quarter of 2006, an increase of 30% compared to the transfer price in the second quarter of 2005 of NOK 0.98 per scm. The transfer price for gas from E&P Norway was 34% higher in the first half of 2006 compared to the first half of 2005.

The US Federal Energy Regulatory Commission (FERC) approved on 15 June the application for expansion of the re-gasification capacity for LNG at the Dominion Cove Point terminal, on the US east coast, where Statoil has a long-term capacity contract. The approval received by Dominion from FERC is an important milestone in the efforts to increase Statoil's capacity at the terminal, and the expansion project is on track towards Dominion's expected start-up in the second half of 2008. The FERC approval has certain conditions yet to be met, and additional approvals and contractual conditions are still pending.

MANUFACTURING & MARKETING

		Second quarter				First half			Full year
	2006	2005		2006	2006	2005		2006	2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

USGAAP income statement

Total revenues	90,079	81,795	10%	14,477	179,193	153,274	17%	28,800	333,493

Cost of goods sold	83,163	75,848	10%	13,366	166,460	141,004	18%	26,753	308,124
Operating, selling and administrative expenses	3,874	3,862	0%	623	7,961	7,741	3%	1,279	15,704
Depreciation, depletion and amortisation	276	510	(46%)	44	779	1,017	(23%)	125	2,072

Total expenses	87,313	80,220	9%	14,033	175,200	149,762	17%	28,158	325,900

Income before financial items, income taxes and minority interest	2,766	1,575	76%	445	3,993	3,512	14%	642	7,593

Operational data
FCC margin (USD/bbl)	9.7	8.2	18%		7.8	6.6	18%		7.9
Contract price methanol (EUR/tonne)	285	230	24%		277	230	20%		225

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in the second quarter of 2006 was NOK 2.8 billion compared to NOK 1.6 billion in the second quarter of 2005. This increase was mainly due to high margins, high methanol price and high regularity within Manufacturing, as well as good trading results and changes in value of inventory in Oil trading. In the first half of 2006 income before financial items, income taxes and minority interest was NOK 4.0 billion compared to NOK 3.5 billion in the first half of 2005. The increase in the first half of 2006 was mainly due to high margins, high methanol price and high regularity within Manufacturing and good trading results and changes in inventory value within Oil trading.

Oil trading income before financial items, income taxes and minority interest in the second quarter of 2006 was NOK 1.2 billion compared to NOK 0.3 billion in the second quarter of 2005. In the first half of 2006, income before financial items, income taxes and minority interest was NOK 1.6 billion compared to NOK 1.1 billion in the first half of 2005. The increase was mainly due to good results from trading and changes in inventory values.

Income before financial items, income taxes and minority interest for Manufacturing was NOK 1.3 billion in the second quarter of 2006, compared to NOK 1.0 billion in the second quarter of 2005. In the first half of 2006, income before financial items, income taxes and minority interest was NOK 2.0 billion, compared to NOK 1.6 billion in the first half of 2005. These increases were mainly due to higher refining margins and higher methanol price, as well as lower depreciation due to a reassessment of the plants' life expectancy. In the second quarter of 2006, the average refining margin (FCC) was USD 9.7 per barrel compared to USD 8.2 per barrel in the second quarter of 2005, an increase of 18%. The average contract price of methanol was EUR 285 per tonne in the second quarter of 2006 compared to EUR 230 per tonne in the second quarter of 2005, an increase of 24%.

Income before financial items, income taxes and minority interest for Marketing was NOK 0.2 billion both in the second quarter of 2006 and in the second quarter of 2005. Income before financial items, income taxes and minority interest in the first half of 2006 was NOK 0.5 billion compared to NOK 0.2 billion in the first half of 2005. The increase is primarily a result of the profitability improvement measures implemented during 2005.

Statoil's share of Borealis' net income in the second quarter of 2005 was NOK 0.2 billion. For the first half of 2005, income was NOK 0.6 billion. Borealis was sold in the fourth quarter of 2005.

On 21 June Statoil entered into an agreement to sell Statoil Ireland to Topaz, a financial consortium lead by Ion Equity. Completion of the sale is conditional upon approval by the Irish Competition Authority and the sale is expected to be closed in the second half of 2006. The estimated gain of NOK 0.6 billion will be affected by the results of operations and fluctuations in currency rates prior to the closing.

On 4 July Statoil was awarded a concession for constructing a combined heat and power (CHP) station at the group's Mongstad refinery north of Bergen. The group's application for an emission permit is yet to be approved.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 35.2 billion in the first half of 2006, compared to NOK 39.1 billion in the first half of 2005. The decrease in cash flows provided by operating activities of NOK 3.9 billion from the first half of 2005 to the first half of 2006 was mainly due to changes in short-term investments of NOK 13.7 billion, an increase in taxes paid of NOK 9.6 billion, an increase in working capital of NOK 2.8 billion and an increase in changes in non-current items of NOK 0.7 billion. This was partly offset by an increase in cash flows from underlying operations of NOK 22.8 billion.

Cash flows used in investment activities were NOK 15.6 billion in the first half of 2006 compared to NOK 29.4 billion in the first half of 2005.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 11.0 billion in the second quarter of 2006, compared to NOK 21.9 billion in the second quarter of 2005. In the first half of 2006, gross investments were NOK 20.6 billion, as compared to NOK 28.6 billion in the first half of 2005. Total gross investments for the second quarter of 2005 include the acquisition of the deepwater Gulf of Mexico assets of NOK 13.3 billion.

Reconciliation of cash flow to gross	Second quarter		First half		Year
investments (in NOK billion)	2006	2005	2006	2005	2005

Cash flows to investments	8.6	22.2	15.6	29.4	37.7
NCS portfolio transactions	0.0	(0.2)	0.1	(1.2)	(1.0)
Snøhvit vessels lease	0.0	0.0	1.6	0.0	0.0
Contribution from sales of assets	1.0	0.1	1.5	0.6	8.9
Other changes in long-term loans granted and other long-term items	1.4	(0.2)	1.8	(0.2)	0.7

Gross investments	11.0	21.9	20.6	28.6	46.2

The difference between cash flows used in investment activities and gross investments in the first half of 2006 include the capitalisation of future lease payments which have no current cash effects, but are accounted for as financial lease arrangements of NOK 1.6 billion, and sales of assets of NOK 1.5 billion.

Gross		Second quarter				First half			Full year
investments	2006	2005		2006	2006	2005		2006	2005
(in billions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*	NOK

- E&P Norway	4.9	4.1	20%	0.8	10.2	7.6	35%	1.6	16.3
- International E&P	4.9	16.4	(70%)	0.8	8.4	19.0	(56%)	1.3	25.3
- Natural Gas	0.7	0.8	(17%)	0.1	1.1	1.2	(5%)	0.2	2.5
- Manufacturing & Marketing	0.4	0.5	(24%)	0.1	0.7	0.7	(4%)	0.1	1.6
- Other	0.1	0.1	0%	0.0	0.2	0.2	(20%)	0.0	0.5

Total gross investment	11.0	21.9	(50%)	1.8	20.6	28.6	(28%)	3.3	46.2

Cash flows used in financing activities were NOK 18.9 billion in the second quarter of 2006 compared to NOK 11.0 billion in the second quarter of 2005. In the first half of 2006, cash flows used in financing activities amounted to NOK 17.6 billion compared to NOK 12.6 billion in the first half of 2005. The main reason for the increase in cash flows used in financing activities was an increase in dividends paid. The amount reported in the first six months of 2006 includes a dividend paid to shareholders of NOK 17.8 billion related to the annual accounts in 2005, while the dividend paid to shareholders in the first half of 2005 was NOK 11.5 billion.

There were no new long-term borrowings as of 30 June 2006 compared to NOK 0.3 billion in the first half of 2005. Repayment of long-term debt in the first half of 2006 was NOK 1.3 billion compared to NOK 2.4 billion in the first half of 2005.

Interest-bearing debt. Gross interest-bearing debt was NOK 33.2 billion at the end of the second quarter of 2006 compared to NOK 37.4 billion at the end of the second quarter of 2005. Despite high investments, interest-bearing debt has been reduced, mainly due to high cash flow from operating activities.

Currency swaps are used for risk management purposes to ensure that Statoil keeps long-term interest-bearing debt in USD. As a result, nearly all long-term debt was exposed to changes in the NOK/USD exchange rate.

Net interest-bearing debt (9) was NOK 13.3 billion as of 30 June 2006 compared to NOK 34.2 billion as of 30 June 2005.

The decrease in net interest-bearing debt from the second quarter of 2005 to the second quarter of 2006 was mainly related to an increase in liquid assets of NOK 15.9 billion and a reduction of gross interest-bearing debt of NOK 4.2 billion. The main reason for the increase in liquid assets was high cash flow from operating activities.

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 11.1% as of 30 June 2006, compared to 27.7% as of 30 June 2005. The reduction in net debt to capital employed ratio was mainly related to a reduction in net interest-bearing debt.

In the calculation of net interest-bearing debt, Statoil makes certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see - Use and reconciliation of non-GAAP financial measures below.

Cash, cash equivalents and short-term investments were NOK 19.0 billion as of 30 June 2006, compared to NOK 3.1 billion as of 30 June 2005. The increase was mainly due to high cash flow from operating activities in 2006. Cash and cash equivalents were NOK 9.1 billion as of 30 June 2006, compared to NOK 2.0 billion as of 30 June 2005. Short-term investments in domestic and international capital markets amounted to NOK 9.9 billion as of 30 June 2006, compared to NOK 1.0 billion as of 30 June 2005.

Working capital (total current assets less current liabilities) increased by NOK 11.6 billion from a negative working capital of NOK 17.8 billion as of 30 June 2005 to a negative working capital of NOK 6.2 billion as of 30 June 2006. Total current assets increased by NOK 32.4 billion while total current liabilities increased by NOK 20.8 billion. Total current assets increased due to an increase in cash, cash equivalents and short-term investments of NOK 15.9 billion, an increase in accounts receivables of NOK 7.2 billion, an increase in prepaid expenses and other current assets of NOK 6.5 billion and an increase in inventories of NOK 2.8 billion. Total current liabilities increased due to an increase in taxes payable of NOK 14.6 billion an increase in accounts payable of NOK 4.5 billion and an increase in accrued liabilities of NOK 1.8 billion This was partly offset by a decrease in short-term debt of NOK 0.2 billion.

Horton matter. The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd, a Turks & Caicos Island company, for consultancy services in Iran. The consultancy agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11-year contract term. Two payments totalling USD 5.2 million were made under the contract before the payments were stopped. The contract was terminated in September 2003. On 29 June 2004, Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code (which became effective from 4 July 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker without the decision-maker receiving any advantage) and imposed a penalty on Statoil of NOK 20 million. Statoil’s board decided on 14 October 2004 to accept the penalty without admitting or denying the charges by Økokrim. Before agreeing to pay the fine imposed by Økokrim, Statoil had already accepted that the Horton contract violated its own ethical policies and standards. Statoil has taken a number of steps to prevent a similar situation from arising in the future. Økokrim also informed Statoil that it issued a penalty notice to former Statoil executive vice president Richard Hubbard on the same legal basis, seeking to impose a penalty of NOK 200,000. Richard Hubbard announced on 18 October 2004 that he had accepted the Økokrim fine of NOK 200,000.

The original charge that Statoil paid bribes to Iranian decision-makers with the intention of securing commercial advantages in Iran was not pursued further by Økokrim in the penalty notice of June 2004.

The US Securities and Exchange Commission (SEC) is conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of US federal securities laws, including the Foreign Corrupt Practices Act. The US Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on 24 September 2004 that it is considering recommending that the SEC authorise a civil enforcement action in federal court against Statoil for violations of various US federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing discussions with the US authorities regarding their ongoing investigations.

Iranian authorities have also carried out inquiries into the Horton matter. In April 2004, the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalised for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MATTERS

Statoil is subject to SEC regulations regarding the use of "non-GAAP financial measures" in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in Statoil's 2005 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
• Return on average capital employed (ROACE)
• Normalised production cost per barrel
• Net debt to capital employed ratio

ROACE
Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil's use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Normalised ROACE has also been an important tool for Statoil in order to measure performance.However, the relevance of normalised ROACE in measuring performance across periods has been significantly reduced by the current high level of oil prices. The decreased usefulness of normalised ROACE is mainly due to the fact that the normalisation process does not capture the effect of a high oil price on earnings, while at the same time it reflects the negative impacts, such as PSA effects on production volumes and increased depreciation.

While the normalised ROACE was intended to measure management performance by excluding the positive and negative effects of external market factors, step changes in oil prices and the cost of key input factors have rendered our normalisation model unable to properly account for the positive effects of all value-creating activities. Rather than reporting adverse effects on the normalised ROACE of certain value-creating activities, the use of the model has been discontinued by management and replaced by comparison of Statoil's achieved ROACE to the ROACE achieved by peers in the industry as a tool for measuring performance.

The following table shows our ROACE calculation based on reported figures:

Calculation of numerator and denominator used in ROACE calculation	30 June	30 June	31 December
(in NOK million, except percentages)	2006	2005	2005

Net income for the last 12 months	37,219	29,384	30,730
Minority interest for the last 12 months	825	695	765
After-tax net financial items for the last 12 months	(1,135)	(1,799)	937

Net income adjusted for minority interest and net financial items after tax (A1)	36,909	28,281	32,432

Calculated average capital employed:
Average capital employed before adjustments (B1)	122,057	111,237	117,327
Average capital employed (B2)	121,501	111,028	117,300

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	30.2%	25.4%	27.6%
Calculated ROACE based on average capital employed (A1/B2)	30.4%	25.5%	27.6%

Normalised production cost
Normalised production cost in NOK per barrel is used to evaluate the underlying development in the production cost. Statoil's production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant at 6.00 in the calculations of normalised production cost. The normalisation assumption is changed in the second quarter of 2006, following an announcement at Statoil’s Capital Market’s day in June 2006. The normalised figures for the relevant previous periods have been restated in order to facilitate comparison.

Produced volumes used in the calculation of the normalised production cost per boe have been adjusted for PSA effects. The group's 2007 target for production cost per boe is based on an oil price of 30 USD per bbl in the period 2005-2007. Higher oil price levels affect the production entitlements negatively, and hence the production unit cost (10).

The calculation of the production cost per boe, both actual and normalised, has also been restated in prior periods to reflect that the production cost per boe is now calculated on the basis of produced volumes in the period, rather than lifted volumes. The change had a negligible impact on the calculated production cost per boe, both actual and normalised.

Normalised production costs per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe.

	30 June	30 June	31 December
Production cost per boe	2006	2005	2005

Total production costs last 12 months (in NOK million)	10,339	9,119	9,499
Produced volumes last 12 months (million boe)	426	421	427
Average NOK/USD exchange rate last 12 months	6.50	6.47	6.44

Production cost (USD/boe)	3.73	3.35	3.45

Calculated production cost (NOK/boe)	24.2	21.7	22.3

Normalisation of production cost per boe
Total production costs last 12 months (in NOK million)	10,339	9,119	9,499
Production costs last 12 months International E&P (in USD million)	321	214	261
Normalised exchange rate (NOK/USD)	6.00	6.00	6.00

Production costs last 12 months International E&P normalised at NOK/USD 6.00	1,926	1,281	1,568
Production costs last 12 months E&P Norway (in NOK million)	8,256	7,735	7,807

Total production costs last 12 months in NOK million (normalised)	10,182	9,016	9,375

Produced volumes last 12 months (million boe)	426	421	427
Adjustment for estimated loss of production under production sharing agreements [10]	3	negligible	negligible

Estimated produced volumes	430	421	427

Production cost (NOK/boe) normalised at NOK/USD 6.00 [8]	23.7	21.4	22.0

Net debt to capital employed ratio
The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group’s current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and short-term investments. Two further adjustments are made for two different reasons:

  Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet, and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group.
  Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.
The net interest-bearing debt adjusted for these two items is included in the average capital employed, which is also used in the calculation of the ROACE.

The table below reconciles net interest-bearing debt, capital employed and net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with GAAP.

Calculation of capital employed and net debt to capital employed ratio	30 June	30 June	31 December
(in millions)	2006	2005	2005

Total shareholders' equity	104,873	87,592	106,644
Minority interest	1,516	1,558	1,492

Total equity and minority interest (A)	106,389	89,150	108,136

Short-term debt	4,437	4,601	1,529
Long-term debt	28,771	32,780	32,564

Gross interest-bearing debt	33,208	37,381	34,093

Cash and cash equivalents	(9,054)	(2,038)	(7,025)
Short-term investments	(9,899)	(1,023)	(6,841)

Cash and cash equivalents and short-term investments	(18,953)	(3,061)	(13,866)

Net debt before adjustments (B1)	14,255	34,320	20,227

Other interest-bearing elements	1,487	2,494	1,783
Adjustment for project loan	(2,462)	(2,630)	(2,723)

Net interest-bearing debt (B2)	13,280	34,184	19,287

Calculation of capital employed
Capital employed before adjustments to net interest-bearing debt (A+B1)	120,644	123,470	128,363
Capital employed (A+B2)	119,669	123,334	127,423

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(B1+A))	11.8%	27.8%	15.8%
Net debt to capital employed (B2/(B2+A))	11.1%	27.7%	15.1%

End notes
(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders’ equity and minority interest. See table under Use and reconciliation of non-GAAP financial measures–Return on average capital employed for a reconciliation of the numerator. See table under Use and reconciliation of non-GAAP financial measures – Net debt to capital employed ratio for a reconciliation of capital employed.

(2) For purposes of measuring Statoil’s performance against the 2007 target for normalised production cost we use a NOK/USD exchange rate of 6.00. The normalisation assumption was changed in the second quarter of 2006, following an announcement at Statoil’s Capital Market’s day in June 2006. The historical normalised figures have been restated in order to facilitate comparison. Certain reclassifications have been made to figures of relevant previous periods in order to be consistent with the current period’s classifications. The normalised production cost per boe is also adjusted for PSA effects. See endnote 10 below.

(3) For a definition of non-GAAP financial measures and use of ROACE, see Use and reconciliation of non-GAAP financial measures.

(4) The group’s oil price is a volume-weighted average of the segment prices of oil and natural gas liquids (NGL), including a margin for oil sales, trading and supply (O&S).

(5) FCC: fluid catalytic cracking.

(6) Oil volumes include condensate and NGL, exclusive of royalty oil.

(7) Lifting of oil corresponds to sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

(8) The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of oil and natural gas. For a specification of normalising assumptions, see end note 2. For normalisation of production cost, see table under Production cost.

(9) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and third quarter, net interest-bearing debt is normalised by excluding 50% of the cash build-up related to |tax payments due in the beginning of April and October each year.

(10) High oil prices contribute to considerably higher earnings and profitability in international projects with production sharing agreements (PSA) than was anticipated in 2004, when Statoil set its targets for 2007.

This means that these projects, earlier than assumed, move from a phase where earnings cover development costs to a phase where profits are generated. In PSA contracts, the higher the oil price as soon as the field is profitable, the smaller the share of production that goes to the partners. The concrete effect varies between different agreements and countries.

Based on an oil price of USD 60 per barrel in 2006 Statoil's oil and gas production is expected to be in the range of 1,175,000-1,200,000 boe per day in 2006. However, based on the oil price assumption we made in 2004 (USD 30 per barrel), production was expected to be about 25,000 boe higher per day.

The production target for 2007 of 1,400,000 boe per day is based on an assumed average oil price of about USD 30 per barrel in the period 2005-07 which is in line with the original assumption from 2004. However, if the oil price remains at today’s level throughout the whole of 2006 and 2007, the PSA effect in 2007 will be in the order of 50,000 to 60,000 boe per day. Statoil will therefore make adjustments for PSA effects when reporting on production and production unit costs up to 2007.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; targets with respect to return on average capital employed and other measures; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; reserve information; expected exploration and development activities or expenditures; expected gains from the sale of assets; expected acquisitions or dispositions of assets; and implementation of the share buy-back policy are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2005 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

CONSOLIDATED STATEMENTS OF INCOME - USGAAP

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,

(in NOK million)	2006	2005	2006	2005	2005

REVENUES
Sales	105,295	93,061	213,692	175,709	384,653
Equity in net income of affiliates	136	318	223	754	1,090
Other income	642	29	1,175	67	1,668

Total revenues	106,073	93,408	215,090	176,530	387,411

EXPENSES
Cost of goods sold	(60,379)	(57,385)	(121,521)	(105,393)	(230,721)
Operating expenses	(7,990)	(7,092)	(16,308)	(14,289)	(30,243)
Selling, general and administrative expenses	(1,762)	(1,684)	(3,885)	(3,118)	(7,189)
Depreciation, depletion and amortization	(4,994)	(4,501)	(10,385)	(8,972)	(20,962)
Exploration expenses	(1,167)	(861)	(2,233)	(1,385)	(3,253)

Total expenses before financial items	(76,292)	(71,523)	(154,332)	(133,157)	(292,368)

Income before financial items, income taxes and minority interest	29,781	21,885	60,758	43,373	95,043

Net financial items	2,567	(819)	4,200	(2,550)	(3,512)

Income before income taxes and minority interest	32,348	21,066	64,958	40,823	91,531

Income taxes	(22,319)	(14,112)	(44,532)	(26,946)	(60,036)
Minority interest	(280)	(204)	(414)	(354)	(765)

Net income	9,749	6,750	20,012	13,523	30,730

Ordinary and diluted earnings per share	4.50	3.12	9.24	6.24	14.19

Dividend declared per ordinary share	8.20	5.30	8.20	5.30	5.30

Weighted average number of ordinary shares outstanding	2,165,208,287	2,165,828,391	2,165,262,582	2,165,929,863	2,165,740,054

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - USGAAP

	At June 30,	At June 30,	At December 31,
(in NOK million)	2006	2005	2005

ASSETS

Cash and cash equivalents	9,054	2,038	7,025
Short-term investments	9,899	1,023	6,841

Cash, cash equivalents and short-term investments	18,953	3,061	13,866

Accounts receivable	37,840	30,662	42,816
Inventories	11,084	8,319	8,369
Prepaid expenses and other current assets	16,194	9,671	12,815

Total current assets	84,071	51,713	77,866

Investments in affiliates	4,560	10,531	4,352
Long-term receivables	8,436	7,974	9,618
Net property, plant and equipment	187,269	173,414	180,669
Other assets	16,762	15,234	16,474

TOTAL ASSETS	301,098	258,866	288,979

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	4,437	4,601	1,529
Accounts payable	21,556	19,783	22,518
Accounts payable - related parties	10,344	7,572	9,766
Accrued liabilities	13,841	12,050	14,030
Income taxes payable	40,135	25,549	29,752

Total current liabilities	90,313	69,555	77,595

Long-term debt	28,771	32,780	32,564
Deferred income taxes	47,682	41,718	43,314
Other liabilities	27,943	25,663	27,370

Total liabilities	194,709	169,716	180,843

Minority interest	1,516	1,558	1,492

Common stock (NOK 2.50 nominal value), 2,166,143,715 and 2,189,585,600 shares, respectively, authorized and issued	5,415	5,474	5,474
Treasury shares	(138)	(104)	(156)
Additional paid-in capital	37,333	37,293	37,305
Retained earnings	67,657	48,195	65,401
Accumulated other comprehensive income (loss)	(5,394)	(3,266)	(1,380)

Total shareholders' equity	104,873	87,592	106,644

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	301,098	258,866	288,979

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

	For the six months ended June 30,		For the year ended December 31,

(in NOK million)	2006	2005	2005

OPERATING ACTIVITIES
Consolidated net income	20,012	13,523	30,730

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	414	354	765
Depreciation, depletion and amortization	10,385	9,041	21,097
Exploration expenditures written off	180	131	158
(Gains) losses on foreign currency transactions	(1,182)	707	1,330
Deferred taxes	1,280	(2,801)	(5,078)
(Gains) losses on sales of assets and other items	(949)	(129)	(1,605)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(2,553)	(1,454)	(1,664)
• (Increase) decrease in accounts receivable	4,828	371	(11,625)
• (Increase) decrease in prepaid expenses and other current assets	(2,561)	(1,149)	(1,842)
• (Increase) decrease in short-term investments	(3,058)	10,598	4,780
• Increase (decrease) in accounts payable	(1,743)	3,112	7,923
• Increase (decrease) in other payables	(546)	(635)	282
• Increase (decrease) in taxes payable	10,385	6,432	10,522

(Increase) decrease in non-current items related to operating activities	335	990	477

Cash flows provided by operating activities	35,227	39,091	56,250

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	0	(13,255)	(13,154)
Additions to property, plant and equipment	(15,642)	(15,463)	(31,389)
Exploration expenditures capitalized	(1,459)	(760)	(1,242)
Change in long-term loans granted and other long-term items	16	(514)	(734)
Proceeds from sale of business	0	0	7,802
Proceeds from sale of assets	1,468	618	1,053

Cash flows used in investing activities	(15,617)	(29,374)	(37,664)

FINANCING ACTIVITIES
New long-term borrowings	8	332	422
Repayment of long-term borrowings	(1,336)	(2,432)	(3,187)
Distribution to minority shareholders	(384)	(403)	(910)
Dividends paid	(17,756)	(11,481)	(11,481)
Net short-term borrowings, bank overdrafts and other	1,911	1,397	(1,358)

Cash flows used in financing activities	(17,557)	(12,587)	(16,514)

Net increase (decrease) in cash and cash equivalents	2,053	(2,870)	2,072

Effect of exchange rate changes on cash and cash equivalents	(24)	(120)	(75)
Cash and cash equivalents at the beginning of the period	7,025	5,028	5,028

Cash and cash equivalents at the end of the period	9,054	2,038	7,025

See notes to the consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2005 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2005. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

As of January 1, 2005, Statoil adopted Financial Accounting Standard Board (FASB) Staff Position FSP FAS 19-1, Accounting for Suspended Well Costs. Upon adoption of the FSP, the Company evaluated all existing capitalized exploratory well expenditures under the provisions of the FSP. The adoption did not have any effects on Statoil's Consolidated Statements of Income and financial position.

As of July 1, 2005 Statoil adopted FAS 153 Exchanges of Non-monetary Assets. Before adoption of FAS 153 Statoil recognized some exchanges at book value. After the adoption of FAS 153 only exchanges which lack of commercial substance will be recognized at book value. The pronouncement is only required to be recognized prospectively and therefore no cumulative effect is recognized.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47), which is effective for fiscal years ending after December 15, 2005. FIN 47 clarifies the requirement to record liabilities stemming from a legal obligation to retire assets, when a retirement depends on a future event. Statoil adopted FIN 47 in the fourth quarter of 2005. Application of the new interpretation resulted in an increase in net property, plant and equipment of NOK 35 million, an increase in accrued asset retirement obligation of NOK 95 million and a reduction in deferred tax of NOK 17 million. The increase represents the removal costs of retail stations. We consider that refining and processing plants that are not limited by an expected license period have indefinite lives and that there is no measurable asset retirement obligation. The implementation effect of NOK 43 million after tax is recorded as Operating expenses in the segment Other and eliminations.

As of January 1, 2006 Statoil adopted FAS 154 Accounting Changes and Error corrections as a replacement of APB Opinion No. 20 and FASB Statement No. 3. APB 20 required that most voluntary changes in accounting principle should be recognized in net income of the period of the change. The recognized effect should be the cumulative effect of changing to the new accounting principle. FAS 154, on the other hand, in general require retrospective application to prior periods' financial statements of changes in accounting principles. This Statement also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

In June 2006 FASB issued FIN 48 Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. Statoil has not yet estimated the impact, if any, of the new interpretation.

In accordance with Norwegian requirements, Statoil will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union from January 1, 2007. Effective from that date, Statoil will also adopt IFRS as its primary accounting principles. Consequently, the Company will from the same point in time start applying the reconciliation model in its USGAAP reporting, representing a change from its current full USGAAP reporting.

2. SHAREHOLDERS' EQUITY

For the period ended June 30, 2006 there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity

Shareholders' equity January 1, 2006	106,644
Net income for the period	20,012
Dividends paid	(17,756)
Treasury shares acquired	(41)
Value of Stock compensation plan	28
Foreign currency translation adjustment	(4,014)

Shareholders' equity June 30, 2006	104,873

The following sets forth Statoil’s Comprehensive income for the periods shown:

	For the three months ended June 30,		For the six months ended June 30,
(in NOK million)	2006	2005	2006	2005

Net income	9,749	6,750	20,012	13,523
Foreign currency translation adjustment	(2,579)	(533)	(4,014)	651
Derivatives designated as cash flow hedges	0	121	0	(107)

Comprehensive income	7,170	6,338	15,998	14,067

The annual general meeting resolved to reduce the company’s Share capital by a total of NOK 58,604,712.50 through the annulment of 23,441,885 own shares. After the annulment Statoil’s Share capital is NOK 5,415,359,287.50 divided between 2,166,143,715 shares. The annulment has been filed and is expected to be registered in The Register of Business Enterprises after the end of the announcement period on July 31, 2007. The reduction is recognized in the Financial Statements as a reduction in Share capital and a corresponding change in Treasury shares.

The annual general meeting authorized the board of directors to acquire own shares for subsequent annulment. The authorization is valid until the next ordinary general meeting, and applies to the acquisition of up to 50,000,000 shares in the market, at a price of between NOK 50 and NOK 500 per share. Under an agreement with the Norwegian state, which currently has an owner interest in Statoil of 70.9%, a proportion of the state’s shares will later be redeemed and annulled, so that the state’s owner interest remains unchanged. The total annulment could thus involve up to 171,798,603 shares, or approximately 7.9% of the company’s Share capital. The resolution to annul shares will be made by a later general meeting, and requires a two-thirds majority vote of the aggregate number of votes cast, as well as a two-thirds majority of the Share capital represented at the general meeting. Under its agreement with Statoil, the Norwegian state has also agreed to vote in favor of the annulment resolution. As of June 30, 2006 no shares had been acquired under the authorization.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measurement of segment profit are consistent with that used by management in making strategic decisions.

Segment data for the three months ended June 30, 2006 and 2005 and the six months ended June 30, 2006 and 2005 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended June 30, 2006
Revenues third party (including Other income)	1,110	1,888	12,956	89,877	106	105,937
Revenues inter-segment	27,354	4,101	166	161	(31,782)	0
Income (loss) from equity investments	55	0	47	41	(7)	136

Total revenues	28,519	5,989	13,169	90,079	(31,683)	106,073

Income before financial items, income taxes and minority interest	21,620	2,992	2,390	2,766	13	29,781
Imputed segment income taxes	(16,278)	(1,194)	(1,659)	(829)	0	(19,960)

Segment net income	5,342	1,798	731	1,937	13	9,821

Three months ended June 30, 2005
Revenues third party (including Other income)	496	1,620	9,097	81,475	402	93,090
Revenues inter-segment	22,273	2,667	120	94	(25,154)	0
Income (loss) from equity investments	32	0	71	226	(11)	318

Total revenues	22,801	4,287	9,288	81,795	(24,763)	93,408

Income before financial items, income taxes and minority interest	17,106	2,236	1,117	1,575	(149)	21,885
Imputed segment income taxes	(12,861)	(699)	(720)	(330)	0	(14,610)

Segment net income	4,245	1,537	397	1,245	(149)	7,275

Six months ended June 30, 2006
Revenues third party (including Other income)	2,065	4,067	29,836	178,717	182	214,867
Revenues inter-segment	56,413	8,361	344	389	(65,507)	0
Income (loss) from equity investments	43	0	101	87	(8)	223

Total revenues	58,521	12,428	30,281	179,193	(65,333)	215,090

Income before financial items, income taxes and minority interest	44,870	6,510	5,745	3,993	(360)	60,758
Imputed segment income taxes	(33,848)	(2,660)	(3,960)	(1,187)	0	(41,655)

Segment net income	11,022	3,850	1,785	2,806	(360)	19,103

Six months ended June 30, 2005
Revenues third party (including Other income)	968	2,940	19,084	152,614	170	175,776
Revenues inter-segment	43,927	4,503	280	72	(48,782)	0
Income (loss) from equity investments	58	0	139	588	(31)	754

Total revenues	44,953	7,443	19,503	153,274	(48,643)	176,530

Income before financial items, income taxes and minority interest	33,578	3,863	2,672	3,512	(252)	43,373
Imputed segment income taxes	(25,258)	(1,208)	(1,814)	(738)	0	(29,018)

Segment net income	8,320	2,655	858	2,774	(252)	14,355

Borrowings are managed at a corporate level and financial items are not allocated to segments. Income tax is calculated on Income before financial items, income taxes and minority interest. Additionally, income tax benefits on segments with net losses are not recorded. As such, Imputed segment income tax and Segment net income can be reconciled to Income taxes and Net income per the Consolidated Statements of Income as follows:

	For the three months ended June 30,		For the six months ended June 30,
(in NOK million)	2006	2005	2006	2005

Segment net income	9,821	7,275	19,103	14,355
Net financial items	2,567	(819)	4,200	(2,550)
Tax on financial items and other tax adjustments	(2,359)	498	(2,877)	2,072
Minority interest	(280)	(204)	(414)	(354)

Net income	9,749	6,750	20,012	13,523

Imputed segment income taxes	19,960	14,610	41,655	29,018
Tax on financial items and other tax adjustments	2,359	(498)	2,877	(2,072)

Income taxes	22,319	14,112	44,532	26,946

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to Net income for the reported periods.

	At June 30,	At June 30,	At December 31,
(in NOK million)	2006	2005	2005

Crude oil	7,438	5,627	4,383
Petroleum products	5,184	3,783	5,682
Other	1,267	1,193	1,124

Total - inventories valued on a FIFO basis	13,889	10,603	11,189
Excess of current cost over LIFO value	(2,805)	(2,284)	(2,820)

Total	11,084	8,319	8,369

5. EMPLOYEE RETIREMENT PLANS

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,
(in NOK million)	2006	2005	2006	2005	2005

Benefit earned during the period	333	263	666	524	1,066
Interest cost on prior periods' benefit obligation	256	249	512	498	1,001
Expected return on plan assets	(285)	(279)	(570)	(556)	(1,094)
Amortization of loss	26	10	55	22	48
Amortization of prior service cost	14	10	23	20	37

Net periodic benefit cost (defined benefit plans)	344	253	686	507	1,058
Defined contribution plans/multi-employer plans	32	11	57	20	73

Total net pension cost for the period	375	264	743	527	1,131

6. FINANCIAL ITEMS

	For the three months ended June 30,		For the six months ended June 30,
(in NOK million)	2006	2005	2006	2005

Interest and other financial income	430	475	895	768
Currency exchange adjustments, net	3,049	(1,478)	4,596	(4,060)
Interest and other financial expenses	(159)	(46)	(504)	7
Realized and unrealized gain (loss) on securities, net	(753)	230	(787)	735

Net financial items	2,567	(819)	4,200	(2,550)

7. COMMITMENTS AND CONTINGENT LIABILITIES

In 2004 Statoil, as an owner in BTC Co, entered into guarantee commitments for financing of the development of the BTC pipeline. At June 30, 2006 the maximum potential future amount of payment under these guarantee commitments amounts to USD 110 million (NOK 0.7 billion), and is subject to measurement requirements of FIN 45. The expected fair value of the guarantee has been recognized as a current liability in the Consolidated Balance Sheet and the cost has been recorded as other financial expenses.

Statoil Detaljhandel has issued guarantees amounting to a total of NOK 1.0 billion, the main part of which relates to guarantee commitments to retailers. The liability recognized under FIN 45 in the Consolidated Balance Sheet related to these guarantee commitments is immaterial at period-end.

The price review of a long-term natural gas sales contract is currently in arbitration. Contractual price for a total volume of 1.7 billion cubic meters of gas delivered as of June 30, 2006 and for future deliveries under this contract may be positively or negatively affected by the arbitration verdict, the final outcome of which cannot be determined at this time.

The Ministry of Energy and Petroleum in Venezuela has challenged the production level and the royalty rates of the Sincor joint venture. Effective as of June 24, 2005 Sincor has been charged and has paid an increased royalty rate of 30 per cent related to production exceeding 114,000 barrels a day. Statoil and our partner have filed an administrative appeal to annul the demand for such payments, and are communicating with the Ministry to find an overall solution for Sincor.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company's best judgment. Statoil does not expect that the financial position, results of operations or cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. On June 28, 2004 Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code, which became effective from July 4, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker, without the decision-maker receiving any advantage, and imposed a penalty on Statoil of NOK 20 million. The Board of Statoil ASA decided on October 14, 2004 to accept the penalty without admitting or denying the charges by Økokrim.

The U.S. Securities and Exchange Commission (SEC) is also conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. The U.S. Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on September 24, 2004 that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing discussions with the US authorities regarding their ongoing investigations.

Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

8. SUBSEQUENT EVENTS AND BUSINESS DEVELOPMENTS

On March 8, 2006 Statoil entered into an agreement to acquire a 25 per cent share in the license 218 in Blocks 6706/10 and 6706/12 in the Norwegian Sea. As a result of the agreement, Statoil increased its share to a 75 per cent interest in the license. Several discoveries have been made in this area, including the Luva discovery. The transaction was completed in the second quarter of 2006 and was recorded in the segment Exploration and Production Norway.

Assets held for sale and discontinuing operation
On January 31, 2006 Statoil ASA announced its decision to evaluate strategic options for its Irish downstream Retail and Commercial & Industrial business ("Statoil Ireland"), including a possible sale. This decision resulted from a review of the Retail Business Portfolio and the intention to accelerate strategic commitment to Scandinavian and Eastern European markets.

On June 21, 2006 Statoil entered into an agreement to sell Statoil Ireland to Topaz, a financial consortium lead by Ion Equity. Completion of the sale is conditional upon approval by the Irish Competition Authority and is expected to be closed in the third quarter of 2006. The resulting gain from this transaction is estimated to NOK 0.6 billion and will be included in the Manufacturing and Marketing segment when the transaction is closed. The basis for the calculation of the gain related to the transaction is not finalized and will be affected by the operations and currency changes until closing.

The result of the operations is treated as discontinued operations for all periods presented. The net result is insignificant and is included in Selling, general and administrative expenses. Revenues are reduced by NOK 3.9, NOK 2.8 and NOK 5.9 billion for the period ended June 30, 2006, the period ended June 30, 2005 and the year 2005, respectively.

All assets held for sale are included in the Prepaid expenses and other current assets caption in the Consolidated Balance Sheet, and amounts to NOK 2.0, NOK 1.9 and NOK 1.9 billion as at June 30, 2006, June 30, 2005 and December 31, 2005, respectively.

All liabilities held for sale are included in the accrued liabilities caption in the Consolidated Balance Sheet, and amounts to NOK 1.3, NOK 0.9 and NOK 0.9 billion as at June 30, 2006, June 30, 2005 and December 31, 2005, respectively.

9. RECONCILIATION BETWEEN USGAAP AND NGAAP

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,

(in NOK million)	2006	2005	2006	2005	2005

Net income for the period per USGAAP	9,749	6,750	20,012	13,523	30,730

a) Inventory adjustment, from LIFO to FIFO, before tax	(320)	548	(15)	994	1,530
b) Other adjustments, before tax	(285)	234	(431)	(23)	163
c) Tax impact of the above adjustments, and other tax adjustments	325	(173)	268	(256)	(414)

Net income for the period per NGAAP	9,469	7,359	19,834	14,238	32,009

	At June 30,	At June 30,	At December 31,
(in NOK million)	2006	2005	2005

Shareholders' equity per USGAAP	104,873	87,592	106,644
Minority interests per USGAAP	1,516	1,558	1,492

a) Inventory adjustment, from LIFO to FIFO, before tax	2,805	2,284	2,820
b) Other adjustments, before tax	(655)	(409)	(224)
c) Tax impact of the above adjustments, and other tax adjustments	(529)	(640)	(797)
d) Other comprehensive income: Deferred changes in minimum pension obligations and derivatives (after tax)	248	320	253
e) Accrued dividends payable	0	0	(17,756)

Shareholders' equity per NGAAP	108,258	90,705	92,432

a) Per NGAAP the inventories are valued using the FIFO principle. Under USGAAP the inventory is partly valued using LIFO.
b) Other adjustments are mainly unrealized gains on non-exchange traded (OTC) derivatives and increased costs due to different discount rates for calculation of pension costs.
c) Changes in deferred tax expense and deferred tax liability primarily consist of taxes on the above adjustments.
d) Other comprehensive income includes certain gains and losses related to pensions and unrealized derivative hedge positions which have been deferred and reflected directly in equity under USGAAP.
e) Per NGAAP dividends relating to current year's net income are reflected as a liability as of year-end. Under USGAAP dividends are not accrued until approved by the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: July 31, 2006	By:	/s/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

CONTINUED HIGH EARNINGS

Statoil's net income in the second quarter of 2006 amounted to NOK 9.7 billion, compared to NOK 6.8 billion in the second quarter of 2005. In the first six months of 2006, net income was NOK 20.0 billion compared to NOK 13.5 billion in the first six months of 2005.

"The second quarter is characterised by continued high earnings mainly driven by strong oil markets. Industrially we have delivered important milestones in our international business, a high level of exploration activity and a strong downstream performance," says chief executive Helge Lund.

Mr Lund calls particular attention to the group's achievements relating to the start-up of production on In Amenas in Algeria, lifting of the first Caspian oil cargo via the Baku-Tbilisi-Ceyhan oil pipeline (BTC) at the Turkish port of Ceyhan, and approval by the U.S. Federal Energy Regulatory Commission’s (FERC) of Cove Point terminal expansion in Maryland.

"I am pleased that we're continuing to report high earnings in a competitive market,” says Mr Lund. "It's also encouraging to see that we're making progress towards our goal for health, safety and environmental indicators. The frequency of serious incidents has been halved since 2001.”

The 44% increase in net income from the second quarter of 2005 to the second quarter of 2006 was mainly due to:

• A 33% increase in the average realised oil price measured in NOK

• A 34% increase in natural gas prices measured in NOK

• Improved downstream results; and

• Increased contribution from net financial items.

The increase in income was partly offset by a 3% decrease in oil and gas liftings.

Strong return on average capital employed after tax
Return on average capital employed after tax (ROACE) (1) for the 12 months ended 30 June 2006 was 30.4%, compared to 25.5% for the 12 months ended 30 June 2005. This increase was mainly due to higher oil and gas prices, improved downstream results, as well as an increase in lifting of oil and gas in the period. ROACE is defined as a non-GAAP financial measure*.

Higher earnings per share
In the second quarter of 2006, earnings per share were NOK 4.50 (USD 0.72) compared to NOK 3.12 (USD 0.48) in the second quarter of 2005. For the first six months of 2006, earnings per share were NOK 9.24 (USD 1.49), compared to NOK 6.24 (USD 0.95) for the same period in 2005.

Increased income before financial items, income taxes and minority interest
Income before financial items, income taxes and minority interest in the second quarter of 2006 was NOK 29.8 billion compared to NOK 21.9 billion in the second quarter of 2005. The increase was mainly due to a 33% increase in the average oil price and a 34% increase in gas prices, both measured in NOK, as well as an increase in downstream results of NOK 1.2 billion and an increase in other income of NOK 0.6 billion related to sales and exchanges of assets. The increase in income before financial items, income taxes and minority interest was partly offset by a decrease in oil and gas liftings of 3%.

In the first half of 2006, income before financial items, income taxes and minority interest was NOK 60.8 billion compared to NOK 43.4 billion in the first half of 2005. The increase was mainly due to a 36% increase in the average oil price measured in NOK, a 45% increase in gas prices measured in NOK as well as a NOK 1.1 billion increase in other income related to sales and exchanges of assets. The increases in both the second quarter and first half of 2006 were partly offset by an increase in expenses compared to the same periods in 2005, mainly due to higher activity. Reduced equity in net income of affiliates of NOK 0.5 billion was mainly due to the fact that our ownership share in Borealis was sold in the fourth quarter of 2005.

USGAAP income statement

		Second quarter			First half		Full year
	2006	2005		2006	2005		2005
(in millions)	NOK	NOK	Change	NOK	NOK	Change	NOK

Sales	105,295	93,061	13%	213,692	175,709	22%	384,653
Equity in net income of affiliates	136	318	(57%)	223	754	(70%)	1,090
Other income	642	29	2114%	1,175	67	1654%	1,668

Total revenues	106,073	93,408	14%	215,090	176,530	22%	387,411

Cost of goods sold	60,379	57,385	5%	121,521	105,393	15%	230,721
Operating expenses	7,990	7,092	13%	16,308	14,289	14%	30,243
Selling, general and administrative expenses	1,762	1,684	5%	3,885	3,118	25%	7,189
Depreciation, depletion and amortisation	4,994	4,501	11%	10,385	8,972	16%	20,962
Exploration expenses	1,167	861	36%	2,233	1,385	61%	3,253

Total expenses before financial items	76,292	71,523	7%	154,332	133,157	16%	292,368

Income before financial items, income taxes and minority interest	29,781	21,885	36%	60,758	43,373	40%	95,043

Net financial items	2,567	(819)	413%	4,200	(2,550)	265%	(3,512)

Income before income taxes and minority interest	32,348	21,066	54%	64,958	40,823	59%	91,531

Income taxes	(22,319)	(14,112)	58%	(44,532)	(26,946)	65%	(60,036)
Minority interest	(280)	(204)	37%	(414)	(354)	17%	(765)

Net income	9,749	6,750	44%	20,012	13,523	48%	30,730

Income before financial items, income taxes and minority interest for the		Second quarter			First half		Full year
segments	2006	2005		2006	2005		2005
(in millions)	NOK	NOK	Change	NOK	NOK	Change	NOK

E&P Norway	21,620	17,106	26%	44,870	33,578	34%	74,132
International E&P	2,992	2,236	34%	6,510	3,863	69%	8,364
Natural Gas	2,390	1,117	114%	5,745	2,672	115%	5,901
Manufacturing & Marketing	2,766	1,575	76%	3,993	3,512	14%	7,593
Other	13	(149)	109%	(360)	(252)	(43%)	(947)

Income before financial items, income taxes and minority interest	29,781	21,885	36%	60,758	43,373	40%	95,043

Financial data

		Second quarter			First half		Full year
	2006	2005		2006	2005		2005
	NOK	NOK	Change	NOK	NOK	Change	NOK

Weighted average number of ordinary shares outstanding	2,165, 208,287	2,165, 828,391		2,165, 262,582	2,165, 929,863		2,165, 740,054
Earnings per share	4.50	3.12	44%	9.24	6.24	48%	14.19
ROACE (last 12 months)	30.4%	25.5%		30.4%	25.5%		27.6%
Cash flows provided by operating activities (billion)	16.8	20.6	(18%)	35.2	39.1	(10%)	56.3
Gross investments (billion)	11.0	21.9	(50%)	20.6	28.6	(28%)	46.2
Net debt to capital employed ratio	11.1%	27.7%		11.1%	27.7%		15.1%

Operational data

		Second quarter		First half		Full year
	2006	2005	Change	2006	2005	Change	2005

Average oil price (USD/bbl)	68.5	50.3	36%	64.5	48.4	33%	53.6
NOK/USD average daily exchange rate	6.23	6.39	(3%)	6.46	6.34	2%	6.45
Average oil price (NOK/bbl)*	427	321	33%	417	307	36%	345
Gas prices (NOK/scm)	1.77	1.32	34%	1.91	1.32	45%	1.45
Refining margin, FCC (USD/boe)*	9.7	8.2	18%	7.8	6.6	18%	7.9
Total oil and gas production (1,000 boe/day)*	1,076	1,128	(5%)	1,156	1,158	0%	1,169
Total oil and gas liftings*	1,104	1,142	(3%)	1,168	1,165	0%	1,166
Production cost (NOK/boe, last 12 months)	24.2	21.7	12%	24.2	21.7	12%	22.3
Production cost normalised (NOK/boe, last 12 months)*	23.7	21.4	11%	23.7	21.4	11%	22.0

* Solely for the convenience of the reader, the figures for the second quarter and first half of 2006 have been translated into US dollars at the rate of NOK 6.2220 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 30 June 2006.

Reduced oil and gas production
Total oil and gas production in the second quarter of 2006 was 1,076,000 barrels of oil equivalent (boe) per day, compared to 1,128,000 boe per day in the second quarter of 2005. The decrease of 5% was mainly related to expected decline in oil production at mature fields on the NCS, reduced production at Visund due to an unplanned shut-down as well as more down-time at our installations due to maintenance. The decrease in oil and gas production from the NCS was partly offset by increased production from International E&P due to production from new fields. In the first half of 2006 total oil and gas production was 1,156,000 boe per day, compared to 1,158,000 boe per day in the first half of 2005. Production sharing agreement (PSA) effects affected our production both in the second quarter and in the first half of 2006, as described below.

Based on an oil price of USD 60 per barrel in 2006 Statoil's oil and gas production is expected to be in the range of 1,175,000-1,200,000 boe per day in 2006.

Statoil's oil and gas production target for 2007 is based on an average oil price of 30 USD per barrel (bbl) in the period 2005-2007. Based on the actual oil and gas prices, the group's estimated average reduction in entitlement production under PSAs for the first six months of 2006 was 19,000 boe per day*.

Total oil and gas liftings in the second quarter of 2006 were 1,104,000 boe per day, compared to 1,142,000 boe per day in the same period of 2005. This is equivalent to an overlift of 28,000 boe per day in the second quarter of 2006. In the first half of 2006, total oil and gas liftings were 1,168,000 boe per day compared to 1,165,000 boe per day in the corresponding period of 2005.

Increased exploration activity
Exploration expenditure in the second quarter of 2006 was NOK 1.9 billion, compared to NOK 1.3 billion in the second quarter of 2005. In the first half of 2006 the exploration expenditure was NOK 3.5 billion, compared to NOK 2.0 billion in the first half of 2005. The increase in exploration expenditure was mainly due to higher activity and generally more expensive wells.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure. Exploration expenses in the second quarter of 2006 amounted to NOK 1.2 billion, compared to NOK 0.9 billion in the second quarter of 2005. The increase in exploration expenses of NOK 0.3 billion is mainly due to increased exploration activity.

		Second quarter			First half		Full year
Exploration	2006	2005		2006	2005		2005
(in millions)	NOK	NOK	Change	NOK	NOK	Change	NOK

Exploration expenditure (activity)	1,857	1,284	45%	3,512	2,014	74%	4,337
Expensed, previously capitalised
exploration expenditure	106	105	1%	180	131	37%	158
Capitalised share of current period's exploration activity	(796)	(528)	(51%)	(1,459)	(760)	(92%)	(1,242)

Exploration expenses	1,167	861	36%	2,233	1,385	61%	3,253

A total of seven exploration and appraisal wells were completed in the second quarter of 2006, two on the Norwegian Continental Shelf (NCS) and five internationally. Both wells on the NCS are confirmed discoveries. One dry exploration extension on the NCS was also completed in the second quarter of 2006. The number of exploration wells completed in the second quarter of 2005 was four.

In the first half of 2006 a total of 13 exploration and appraisal wells were completed, five on the NCS and eight internationally. Three exploration extension wells were drilled in the same period. Six of the exploration and appraisal wells resulted in discoveries, of which three at the NCS and three internationally. One of the exploration extensions resulted in a discovery.

Production cost per boe was NOK 24.2 for the 12 months ended 30 June 2006, compared to NOK 21.7 for the 12 months ended 30 June 2005*.

Normalised at a NOK/USD exchange rate of 6.00 and adjusted for the estimated volume reduction due to PSA effects, the production cost for the 12 months ended 30 June 2006 was NOK 23.7 per boe, compared to NOK 21.4 per boe for the 12 months ended 30 June 2005*.

The 2007 target for production cost per boe is based on an average oil price of 30 USD per bbl in the period 2005-2007. Based on realised oil and gas prices, the estimated PSA effect on production unit cost for the second quarter of 2006 was NOK 0.18 per boe*.

The production unit cost, both actual and normalised, has increased, mainly due to a higher activity level, increasing industry cost pressure as well as a higher share of international production, which on average has a higher production cost per boe than our production on the NCS.

Net financial items amounted to an income of NOK 2.6 billion in the second quarter of 2006 compared to an expense of NOK 0.8 billion in the second quarter of 2005. Net financial items in the first half of 2006 was an income of NOK 4.2 billion, compared to an expense of NOK 2.6 billion in the first half of 2005.

The positive result was mainly due to currency gains, due to a strengthening of the NOK versus the USD in the second quarter of 2006, compared to currency losses due to weakening of the NOK versus the USD in the second quarter of 2005. Most of the currency effects relate to Statoil's short-term NOK hedging policy and unrealised effects on long-term USD debt.

Exchange rates	30.06.2006	31.03.2006	31.12.2005	30.06.2005	31.03.2005	31.12.2004

NOK/USD	6.24	6.58	6.77	6.55	6.33	6.04

Income taxes in the second quarter of 2006 were NOK 22.3 billion, equivalent to a tax rate of 69.0%. Income taxes in the second quarter of 2005 were NOK 14.1 billion, equivalent to a tax rate of 67.0%. The tax rate increased in the second quarter of 2006 compared with the second quarter of 2005 mainly due to the negative effect of tax on net financial items and reduced effect of uplift due to increased income.

For the first half of 2006 income taxes were NOK 44.5 billion, with a corresponding tax rate of 68.6%. In comparison, income taxes in the first half of 2005 were NOK 26.9 billion with a corresponding tax rate of 66.0%. The increased tax rate is mainly due to relatively lower effect of income generated outside the NCS and uplift due to increased income. The uplift reduces the basis on which the tax on the NCS is calculated, and hence the effective tax rate. However, the relative effect of the uplift is reduced by higher oil prices.

Positive development of HSE results
Overall, Statoil's HSE indicators in the second quarter of 2006 showed a positive trend compared to the corresponding period in 2005. The frequency of serious incidents was reduced in the second quarter of 2006 compared to the second quarter of 2005. Since 2001 the frequency of serious incidents has been halved.

Statoil’s goal for health, safety and the environment is zero harm. The group strives to achieve this through the safe behaviour programme, a large-scale safety training programme, and through cooperation with our suppliers and strong involvement by management.

	Second quarter		First half		Year
HSE	2006	2005	2006	2005	2005

Total recordable injury frequency	5.1	5.4	5.4	5.4	5.1
Serious incident frequency	1.9	2.1	2.0	2.6	2.3
Unintentional oil spills (number)	53	154	137	251	534
Unintentional oil spills (volume, scm)	3	52	16	73	442

* See end notes in the complete quarterly report.

Important events
Recent important events include the following:

  On 28 May, the filling of the Baku-Tbilisi-Ceyhan (BTC) oil pipeline was completed. The first Statoil cargo was lifted at the port of Ceyhan in the beginning of July.
  On 15 June, the US Federal Energy Regulatory Commission (FERC) approved the application for expansion of the re-gasification capacity for liquefied natural gas (LNG) at the Dominion Cove Point terminal on the US east coast, where Statoil has a long-term capacity contract.
  On 23 June, the Algerian In Amenas gas project, which is a joint development with the Algerian state energy company Sonatrach and BP, commenced production.
  On 21 June Statoil entered into an agreement to sell Statoil Ireland to Topaz, a financial consortium lead by Ion Equity. The sale is expected to provide a gain of approximately NOK 0.6 billion.
  On 14 June Statoil ASA's corporate assembly elected representatives of the owners and employees to the group's board of directors. Jannik Lindbæk was re-elected as chair and Kaci Kullmann Five was re-elected as deputy chair. Grace Reksten Skaugen, Ingrid Wiik, Knut Åm and Finn Hvistendahl were re-elected as directors and Marit Arnstad was elected as a new director. Lill Heidi Bakkerud and Morten Svaan were re-elected as employee-elected directors, while Claus Clausen was elected as a new employee-elected director.

Further information from:

Investor relations
Lars Troen Sørensen, senior vice president investor relations
+ 47 90 64 91 44 (mobile), +47 51 99 77 90 ( office)

Press
Ola Morten Aanestad, vice president public affairs
+47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

GROUP BALANCE SHEET

	At 30 June, 2006	At 30 June, 2005	Change	At 30 June, 2006
(In millions)	NOK	NOK	%	USD*

Current assets	84,071	51,713	62.57	13,512
Non current assets	217,027	207,153	4.77	34,881
Total assets	301,098	258,866	16.31	48,392
Current liabilities	(90,313)	(69,555)	29.84	(14,515)
Long-term debt and long-term provisions	(104,396)	(100,161)	4.23	(16,779)
Equity including minority interest	(106,389)	(89,150)	19.34	(17,099)
Total liabilities and shareholders' equity	(301,098)	(258,866)	16.31	(48,392)

* Translated into US dollar at the rate of NOK 6.2220 to USD 1, the Federal Reserve noon buying rate in the City of New York on 30 June 2006.